03 November 2004

BAE SYSTEMS has noted the announcement made today by the Serious Fraud Office. Subsequent commentary has suggested that BAE SYSTEMS is itself currently the target of the investigation. BAE SYSTEMS believes that this is not correct and there is a possibility that BAE SYSTEMS may itself have been the victim of a fraud. The SFO has confirmed that none of the eight locations searched by it are BAE SYSTEMS' premises.

Issued by
BAE Systems plc
London